bluShift Aerospace, Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Unaudited

Balance Sheet by Month YTD

As of December 31, 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
ASSETS												
Current Assets												
Bank Accounts												
10001 Bangor Savings - Checking	2,812.96	253,157.38	149,942.82	45,067.17	630,412.00	541,565.69	501,471.21	372,204.02	471,624.60	292,755.28	248,658.64	117,950.63
10100 Stripe	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	**2,812.96**	**253,157.38**	**149,942.82**	**45,067.17**	**630,412.00**	**541,565.69**	**501,471.21**	**372,204.02**	**471,624.60**	**292,755.28**	**248,658.64**	**117,950.63**
Accounts Receivable												
11000 Accounts Receivable	0.00	364.32	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Accounts Receivable	**0.00**	**364.32**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Other Current Assets												
11010 Prepaid Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
12000 Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14000 Payroll Asset	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total Current Assets	**2,812.96**	**253,521.70**	**149,942.82**	**45,067.17**	**630,412.00**	**541,565.69**	**501,471.21**	**372,204.02**	**471,624.60**	**292,755.28**	**248,658.64**	**117,950.63**
Fixed Assets												
15000 Test Site Building	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15100 Leasehold Improvement	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26	12,674.26
17000 Vehicles & Machinery						3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	9,900.00	9,900.00
18000 Accumulated Depreciation	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00	-2,746.00
Total Fixed Assets	**9,928.26**	**9,928.26**	**9,928.26**	**9,928.26**	**9,928.26**	**13,428.26**	**13,428.26**	**13,428.26**	**13,428.26**	**13,428.26**	**19,828.26**	**19,828.26**
Other Assets												
19000 Security Deposit	858.00	858.00	858.00	858.00	858.00	858.00	858.00	858.00	858.00	858.00	858.00	858.00
Total Other Assets	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**	**858.00**
TOTAL ASSETS	**$13,599.22**	**$264,307.96**	**$160,729.08**	**$55,853.43**	**$641,198.26**	**$555,851.95**	**$515,757.47**	**$386,490.28**	**$485,910.86**	**$307,041.54**	**$269,344.90**	**$138,636.89**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
20000 Payables												
20100 Accounts Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 20000 Payables	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total Accounts Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Credit Cards												
21000 Credit Cards												
21100 Middlesex Cr Card at Elan -4193	32,823.23	59,114.27	36,036.19	48,764.02	21,660.95	44,661.17	59,607.94	39,180.69	30,755.96	18,112.07	61,600.14	57,074.55
21200 Capital One CC	13,074.88	14,384.94	15,462.02	14,970.19	11,775.23	11,247.97	13,203.78	13,032.28	10,831.45	22,588.28	10,625.40	30,559.73
Total 21000 Credit Cards	**45,898.11**	**73,499.21**	**51,498.21**	**63,734.21**	**33,436.18**	**55,909.14**	**72,811.72**	**52,212.97**	**41,587.41**	**40,700.35**	**72,225.54**	**87,634.28**
Total Credit Cards	**45,898.11**	**73,499.21**	**51,498.21**	**63,734.21**	**33,436.18**	**55,909.14**	**72,811.72**	**52,212.97**	**41,587.41**	**40,700.35**	**72,225.54**	**87,634.28**
Other Current Liabilities												
23000 Other Current Liabilites												
23100 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23200 Payroll Liabilities	11,259.29	10,679.48	10,316.48	10,304.33	10,409.19	10,321.21	10,321.21	11,384.15	12,356.61	9,856.36	24,380.68	27,301.11
23210 Direct Deposit Liabilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23220 MERIT Payroll Deductions					0.00	0.00	0.00	-1,062.94	0.00	0.00	586.95	0.00
Total 23200 Payroll Liabilities	**11,259.29**	**10,679.48**	**10,316.48**	**10,304.33**	**10,409.19**	**10,321.21**	**10,321.21**	**10,321.21**	**12,356.61**	**9,856.36**	**24,967.63**	**27,301.11**
23400 Deferred Revenue	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 23000 Other Current Liabilites	**11,259.29**	**10,679.48**	**10,316.48**	**10,304.33**	**10,409.19**	**10,321.21**	**10,321.21**	**10,321.21**	**12,356.61**	**9,856.36**	**24,967.63**	**27,301.11**
25000 Related Party Debt												
25100 Rel. Party Loan - altE	161,122.29	161,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29	158,122.29
25200 Shareholder Loan	146,400.49	146,400.49	146,400.49	146,400.49	146,400.49	146,400.49	146,400.49	0.00	0.00	0.00	0.00	0.00
Total 25000 Related Party Debt	**307,522.78**	**307,522.78**	**304,522.78**	**304,522.78**	**304,522.78**	**304,522.78**	**304,522.78**	**158,122.29**	**158,122.29**	**158,122.29**	**158,122.29**	**158,122.29**
Direct Deposit Payable									0.00	0.00	0.00	0.00
Payroll Liabilities												
ME Employment Taxes										0.00	0.00	0.00
Total Payroll Liabilities										**0.00**	**0.00**	**0.00**
Total Other Current Liabilities	**318,782.07**	**318,202.26**	**314,839.26**	**314,827.11**	**314,931.97**	**314,843.99**	**314,843.99**	**168,443.50**	**170,478.90**	**167,978.65**	**183,089.92**	**185,423.40**
Total Current Liabilities	**364,680.18**	**391,701.47**	**366,337.47**	**378,561.32**	**348,368.15**	**370,753.13**	**387,655.71**	**220,656.47**	**212,066.31**	**208,679.00**	**255,315.46**	**273,057.68**
Long-Term Liabilities												
28000 External Debt												
28100 MTI Note 2020	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00	99,981.00
28200 MTI Note 2021-2022	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00	300,000.00
28260 MTI Note 2024					250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
28300 2024 Convertible Note - BBD		500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00
28310 2024 Convertible Note - DW			25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28320 2024 Convertible Note - PA					75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00
28330 2024 Convertible Note - RS					25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28340 2024 Convertible Note - JW					50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
28350 2024 Convertible Note - PM					100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
28360 2024 Convertible Note - JR					25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28370 2024 Convertible Note - PT					25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28380 2024 Convertible Note - DM					200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
28390 2024 Convertible Note - PLM					25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28400 2024 Converitble Note - MC						25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28410 2024 Convertible Note - AR							65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00
28420 2024 Convertible Note - KR							25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28430 2024 Convertible Note - BS								25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28440 2024 Convertible Note - GT								25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
28450 2040 Convertible Note - TE												25,000.00
Total 28000 External Debt	**399,981.00**	**899,981.00**	**924,981.00**	**924,981.00**	**1,699,981.00**	**1,724,981.00**	**1,814,981.00**	**1,864,981.00**	**1,864,981.00**	**1,864,981.00**	**1,864,981.00**	**1,889,981.00**
29000 SAFE Note Payable												
29100 2021 SAFE Notes	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00	781,359.00
29200 2022 WeFunder SAFE Note	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36	458,225.36
29300 2023 WeFunder SAFE Note	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76	135,173.76
29400 2023 Capitalize Funding	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00	92,050.00
Total 29000 SAFE Note Payable	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**	**1,466,808.12**
Total Long-Term Liabilities	**1,866,789.12**	**2,366,789.12**	**2,391,789.12**	**2,391,789.12**	**3,166,789.12**	**3,191,789.12**	**3,281,789.12**	**3,331,789.12**	**3,331,789.12**	**3,331,789.12**	**3,331,789.12**	**3,356,789.12**
Total Liabilities	**2,231,469.30**	**2,758,490.59**	**2,758,126.59**	**2,770,350.44**	**3,515,157.27**	**3,562,542.25**	**3,669,444.83**	**3,552,445.59**	**3,543,855.43**	**3,540,468.12**	**3,587,104.58**	**3,629,846.80**
Equity												
30100 Common Stock	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00
30200 Add'l Paid in Capital	164,645.66	164,645.66	164,645.66	164,645.66	164,645.66	164,645.66	164,645.66	311,046.15	311,046.15	311,046.15	311,046.15	311,046.15
30202 Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300 RSA	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39	7,579.39
32000 Retained Earnings	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92	-2,344,658.92
Net Income	-46,436.21	-322,748.76	-425,963.64	-543,063.14	-702,525.14	-835,256.43	-982,253.49	-1,140,921.93	-1,032,911.19	-1,208,393.20	-1,292,726.30	-1,466,176.53
Total Equity	**-2,217,870.08**	**-2,494,182.63**	**-2,597,397.51**	**-2,714,497.01**	**-2,873,959.01**	**-3,006,690.30**	**-3,153,687.36**	**-3,165,955.31**	**-3,057,944.57**	**-3,233,426.58**	**-3,317,759.68**	**-3,491,209.91**
TOTAL LIABILITIES AND EQUITY	**$13,599.22**	**$264,307.96**	**$160,729.08**	**$55,853.43**	**$641,198.26**	**$555,851.95**	**$515,757.47**	**$386,490.28**	**$485,910.86**	**$307,041.54**	**$269,344.90**	**$138,636.89**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10001 Bangor Savings - Checking	31,771.30
Total Bank Accounts	**31,771.30**
Total Current Assets	**31,771.30**
Fixed Assets	
15100 Leasehold Improvement	12,674.26
18000 Accumulated Depreciation	-2,746.00
Total Fixed Assets	**9,928.26**
Other Assets	
19000 Security Deposit	858.00
Total Other Assets	**858.00**
TOTAL ASSETS	**$42,557.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21000 Credit Cards	
21100 Middlesex Cr Card at Elan -4193	18,511.55
21200 Capital One CC	9,908.69
Total 21000 Credit Cards	**28,420.24**
Total Credit Cards	**28,420.24**
Other Current Liabilities	
23000 Other Current Liabilites	
23200 Payroll Liabilities	11,259.29
Total 23000 Other Current Liabilites	**11,259.29**
25000 Related Party Debt	
25100 Rel. Party Loan - altE	161,122.29
25200 Shareholder Loan	146,400.49
Total 25000 Related Party Debt	**307,522.78**
Total Other Current Liabilities	**318,782.07**
Total Current Liabilities	**347,202.31**
Long-Term Liabilities	
28000 External Debt	
28100 MTI Note 2020	99,981.00
28200 MTI Note 2021-2022	300,000.00
Total 28000 External Debt	**399,981.00**

	Total
29000 SAFE Note Payable	
29100 2021 SAFE Notes	781,359.00
29200 2022 WeFunder SAFE Note	458,225.36
29300 2023 WeFunder SAFE Note	135,173.76
29400 2023 Capitalize Funding	92,050.00
Total 29000 SAFE Note Payable	**1,466,808.12**
Total Long-Term Liabilities	**1,866,789.12**
Total Liabilities	**2,213,991.43**
Equity	
30100 Common Stock	1,000.00
30200 Add'l Paid in Capital	164,645.66
30300 RSA	7,579.39
32000 Retained Earnings	-2,010,648.14
Net Income	-334,010.78
Total Equity	**-2,171,433.87**
TOTAL LIABILITIES AND EQUITY	**$42,557.56**

Profit and Loss by Month YTD

January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
INCOME													
47000 Sales													0.00
47800 Services Income		364.32	20,000.00				4,506.00						24,870.32
47900 Product & Merchandise Sales	-78.64												-78.64
Total 47000 Sales	**-78.64**	**364.32**	**20,000.00**				**4,506.00**						**24,791.68**
48000 Miscellaneous Income	200.00												200.00
Total Income	**121.36**	**364.32**	**20,000.00**	**0.00**	**0.00**	**0.00**	**4,506.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**24,991.68**
COST OF GOODS SOLD													
51000 Cost of Goods Sold													0.00
51500 COGS Materials	0.00	-21,790.60	-665.21	-17,062.54	0.00		28.43						-39,489.92
Total 51000 Cost of Goods Sold	**0.00**	**-21,790.60**	**-665.21**	**-17,062.54**	**0.00**		**28.43**						**-39,489.92**
Total Cost of Goods Sold	**0.00**	**-21,790.60**	**-665.21**	**-17,062.54**	**0.00**	**0.00**	**28.43**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-39,489.92**
GROSS PROFIT	**121.36**	**22,154.92**	**20,665.21**	**17,062.54**	**0.00**	**0.00**	**4,477.57**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**64,481.60**
EXPENSES													
67000 Research & Development													0.00
67100 R&D Employee Expenses	0.00												0.00
67110 R&D Salaries & Wages	16,235.01	19,393.29	30,879.52	34,038.25	50,081.85	32,259.53	0.00	0.00					182,887.45
Total 67100 R&D Employee Expenses	**16,235.01**	**19,393.29**	**30,879.52**	**34,038.25**	**50,081.85**	**32,259.53**	**0.00**	**0.00**					**182,887.45**
67200 Direct Travel													0.00
67210 R&D Lodging											60.00		60.00
67220 R&D Meals			16.23	134.47	413.62						5.30		569.62
67230 R&D Transportation					954.18		846.45			996.20	902.92		3,699.75
Total 67200 Direct Travel			**16.23**	**134.47**	**1,367.80**		**846.45**			**996.20**	**968.22**		**4,329.37**
67300 R&D Freight						1,235.00							1,235.00
67400 Test Site Materials	11.95					7,738.44		1,598.36	3,362.27	10,457.96	7,429.44	4,089.38	34,687.80
67450 Equipment Rental	700.72	700.72	700.72	700.72	700.72	700.72	700.72	2,080.72	1,156.88	7,046.72	2,509.37	1,549.37	19,248.10
67500 R&D Consultants		10,669.00	3,183.72	6,250.00	22,695.00	3,300.00	4,950.00	11,130.00	15,590.00		12,564.91	8,250.00	98,582.63
67600 R&D Services		5,440.00			359.00	2,922.00	365.98	282.62	169.00				9,538.60
67700 Test Consumable			366.49		214.09	8,044.42	19,323.87	13,135.35	4,477.71	23,648.80	19,317.54	29,113.56	117,641.83
67800 R&D Software	3,640.10	7,157.10	3,516.00	17,062.54			3,436.80		4,887.63	371.01	2,609.83	3,830.28	46,511.29
67900 R&D Materials & Supplies	10,809.59	169,909.36	38,768.40	25,763.29	14,191.02	23,687.53	27,865.19	16,740.26	11,495.69	10,403.95	27,635.85	16,064.23	393,334.36
Total 67000 Research & Development	**31,397.37**	**213,269.47**	**77,431.08**	**83,949.27**	**89,609.48**	**79,887.64**	**57,489.01**	**44,967.31**	**41,139.18**	**52,924.64**	**73,035.16**	**62,896.82**	**907,996.43**
Payroll Expenses													0.00
Taxes										0.00			0.00
Total Payroll Expenses										**0.00**			**0.00**
S, G & A													0.00
60000 Employee Payroll													0.00
60100 Salaries & Wages	6,218.59	9,012.59	20,287.29	20,546.09	28,459.78	20,358.07	64,158.23	72,672.88	63,903.17	68,881.02	102,334.97	59,550.52	536,383.20
60200 PTO Salaries	1,248.59	230.30	0.00	0.00	0.00	753.86	1,910.72	0.00	1,709.01	746.08	5,089.41	11,175.73	22,863.70
60300 Payroll Taxes	2,161.37	4,431.46	4,172.00	3,936.95	6,418.40	4,212.21	4,863.95	4,505.93	7,392.84	3,232.06	8,937.34	5,556.10	59,820.61
60350 Unemployment Insurance	903.24	1,767.06	525.09	453.39	154.65	184.57	607.56	446.10	41.87				5,083.53
60400 Payroll Processing Fees	152.00	267.00	172.00	175.00	204.50	182.00	192.01	977.76	267.02		120.00	120.00	2,829.29
60600 Bonus		22,502.37	376.92		3,000.00				2,503.28	2,000.00	0.00	0.00	30,382.57
60700 Worker's Compensation	449.25				449.25		449.25				-230.90	382.75	1,499.60
60800 Employee Benefits	904.92	3,029.65	1,294.70	1,294.70	1,942.05	1,294.70	1,294.70	1,766.87	647.35				13,469.64
60850 Employee Reimbursements	0.00	160.00	3,361.00	946.26	1,570.20	315.98	1,046.07	3,684.39	2,063.86	12,913.81	3,958.67	5,837.32	35,857.56
Total 60000 Employee Payroll	**12,037.96**	**41,400.43**	**30,189.00**	**27,352.39**	**42,198.83**	**27,301.39**	**74,522.49**	**84,053.93**	**78,528.40**	**87,772.97**	**120,209.49**	**82,622.42**	**708,189.70**
61500 Subcontractor Expense						3,000.00		3,000.00		3,000.00	6,000.00		15,000.00
61600 Office Supplies & Expenses	307.27	248.38	997.71	616.73	447.91	1,711.67	1,092.94	6,904.05	1,847.54	3,973.51	4,389.40	2,866.37	25,403.48
61610 Postage & Shipping	14.00		39.75		1.55	204.00			35.68	56.47	17.11	116.31	484.87
61620 Cleaning		675.00			1,250.00		1,250.00		175.00		175.00		3,525.00
Total 61600 Office Supplies & Expenses	**321.27**	**923.38**	**1,037.46**	**616.73**	**1,699.46**	**1,915.67**	**2,342.94**	**6,904.05**	**2,058.22**	**4,029.98**	**4,581.51**	**2,982.68**	**29,413.35**
61700 Computer and Internet Expenses					71.33								71.33
61710 Website				88.68				123.48	40.17	238.20	74.32		564.85
61720 Internet				521.15	415.64		415.64		207.82	415.64		415.64	2,391.53
61730 Software & Subscriptions	1,162.35	1,014.71	1,133.34	-1,397.49	1,372.87	1,669.48	2,867.35	7,227.28	1,827.57	2,576.44	8,017.98	4,822.56	32,294.44
61750 Computer Supplies						1,511.17	3,163.42	95.49	874.60	4,938.91		49.77	10,633.36
Total 61700 Computer and Internet Expenses	**1,162.35**	**1,014.71**	**1,133.34**	**-787.66**	**1,859.84**	**3,180.65**	**6,446.41**	**7,446.25**	**2,950.16**	**8,169.19**	**8,092.30**	**5,287.97**	**45,955.51**
62000 Continuing Education													0.00
62010 Training				10.00								749.00	759.00

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Total 62000 Continuing Education				10.00								749.00	759.00
63000 Marketing & Adverting Expenses													0.00
63100 Social Media									99.99	99.99	99.99	99.99	399.96
63200 Marketing Consultant										250.00		500.00	750.00
63400 Advertising							60.00	100.00	2,687.27			-527.42	2,319.85
63500 Public Relations		400.00			415.00	700.00	1,100.00	1,100.00	1,900.00	1,500.00	1,700.00	600.00	9,415.00
63600 Marketing Other		1,210.00	2,151.15	8,026.55	514.22	1,244.83	572.33	163.85	300.00	307.53	588.80	471.23	15,550.49
Total 63000 Marketing & Adverting Expenses		1,610.00	2,151.15	8,026.55	929.22	1,944.83	1,732.33	1,363.85	5,237.26	1,907.52	2,361.37	1,171.22	28,435.30
64100 Professional Fees											7,438.89		7,438.89
64120 Finance		1,982.24	1,543.65	402.50	431.25	2,500.00	2,500.00	1,750.00	2,079.00	8,530.64	2,079.00	2,079.00	25,877.28
64130 Legal Fees		2,303.88	3,898.63	5,798.44	2,531.94	7,168.88	2,117.19	593.75	7,311.50		4,891.75	1,112.94	37,728.90
64140 IT Services	2,582.16	3,816.00		-1,272.00				218.75					5,344.91
Total 64100 Professional Fees	2,582.16	8,102.12	5,442.28	4,928.94	2,963.19	9,668.88	4,617.19	2,562.50	9,390.50	8,530.64	6,970.75	10,630.83	76,389.98
64200 Licenses & Permits													0.00
64211 Taxes & Fees										267.12			267.12
64220 Patent Expenses								69.78					69.78
Total 64200 Licenses & Permits								69.78		267.12			336.90
64300 SGA Meals and Entertainment			53.80	41.37	32.69	77.99	150.41	2,112.41	1,877.91	320.22	100.69	105.30	4,872.79
64400 Dues & Licenses	511.69		88.62	150.00					560.00				1,310.31
64500 Insurance		28.86	87.17	87.17	87.17	87.17	87.17	87.17	87.17	87.13	90.46	90.46	907.10
64600 Vehicle Expense					4,429.16			529.28	278.92	1,082.88	678.98	747.94	7,747.16
65000 Rent Expense	250.00	28,483.29	5,700.80	7,053.36	13,884.54	5,289.39	4,215.51	3,889.87	4,190.34	5,124.00	7,710.18	2,546.80	88,338.08
65100 Utilities	227.80	227.80	1,255.76	514.39	518.31		431.73	985.15	50.66	1,033.74		1,133.92	6,379.26
65200 Waste Disposal	1,140.43	976.56	402.20	411.35	411.77	472.29	446.33	444.93	679.37	614.31	614.16	2,506.10	9,119.80
66000 Travel Expense													0.00
66100 SGA Transportation		876.00	2,620.18	1,264.50	14.00	85.39			500.00	821.17	2,299.83	363.77	8,844.84
66200 SGA Lodging		806.66						0.00		5.50	1,890.32		2,702.48
66300 SGA Travel Meals										67.52	274.73		342.25
Total 66000 Travel Expense		1,682.66	2,620.18	1,264.50	14.00	85.39	0.00		500.00	894.19	4,464.88	363.77	11,889.57
66600 SGA Miscellaneous Expense	332.78												332.78
68000 Bank Charges		32.52	21.60	39.00	90.00	120.00	15.00	103.00	0.00			15.00	436.12
68900 Sales Tax Expense			159.21				132.11						291.32
Total S, G & A	18,566.44	84,482.33	50,342.57	49,708.09	69,118.18	53,143.65	95,139.62	114,112.17	105,828.91	122,833.89	161,874.77	110,953.41	1,036,104.03
Total Expenses	49,963.81	297,751.80	127,773.65	133,657.36	158,727.66	133,031.29	152,628.63	159,079.48	146,968.09	175,758.53	234,909.93	173,850.23	1,944,100.46
NET OPERATING INCOME	-49,842.45	-275,596.88	-107,108.44	-116,594.82	-158,727.66	-133,031.29	-148,151.06	-159,079.48	-146,968.09	-175,758.53	-234,909.93	-173,850.23	-1,879,618.86
OTHER INCOME													
41000 Grant Income	3,800.00		3,701.00					954.00	4,890.00		150,000.00		163,345.00
41150 SpaceForce Grant									250,000.00				250,000.00
Total 41000 Grant Income	3,800.00		3,701.00					954.00	254,890.00		150,000.00		413,345.00
70100 Misc Income				250.00									250.00
70200 Credit Card Cash Back	100.00	54.04	324.70	121.39	165.93	300.00	200.00	806.27	100.00	276.52	576.83	400.00	3,425.68
Total Other Income	3,900.00	54.04	4,025.70	371.39	165.93	300.00	1,154.00	806.27	254,990.00	276.52	150,576.83	400.00	417,020.68
OTHER EXPENSES													
80100 Interest Expense	493.76	769.71	132.14	876.07	900.27			395.23	11.17				3,578.35
Total Other Expenses	493.76	769.71	132.14	876.07	900.27	0.00	0.00	395.23	11.17	0.00	0.00	0.00	3,578.35
NET OTHER INCOME	3,406.24	-715.67	3,893.56	-504.68	-734.34	300.00	1,154.00	411.04	254,978.83	276.52	150,576.83	400.00	413,442.33
NET INCOME	$ -46,436.21	$ -276,312.55	$ -103,214.88	$ -117,099.50	$ -159,462.00	$ -132,731.29	$ -146,997.06	$ -158,668.44	$108,010.74	$ -175,482.01	$ -84,333.10	$ -173,450.23	$ -1,466,176.53

Profit and Loss

	Total
INCOME	
47000 Sales	
47900 Product & Merchandise Sales	5,943.36
Total 47000 Sales	**5,943.36**
Total Income	**5,943.36**
COST OF GOODS SOLD	
51000 Cost of Goods Sold	
51500 COGS Materials	-17,062.54
Total 51000 Cost of Goods Sold	**-17,062.54**
Total Cost of Goods Sold	**-17,062.54**
GROSS PROFIT	**23,005.90**
EXPENSES	
67000 Research & Development	
67100 R&D Employee Expenses	0.00
67110 R&D Salaries & Wages	379,672.10
Total 67100 R&D Employee Expenses	**379,672.10**
67300 R&D Freight	30.64
67400 Test Site Materials	13,265.03
67450 Equipment Rental	6,211.17
67500 R&D Consultants	40,132.57
67600 R&D Services	21,881.06
67700 Test Consumable	3,416.16
67800 R&D Software	83,653.42
67900 R&D Materials & Supplies	193,169.54
Total 67000 Research & Development	**741,431.69**
S, G & A	
60000 Employee Payroll	
60100 Salaries & Wages	169,783.53
60200 PTO Salaries	6,921.56
60300 Payroll Taxes	43,793.41
60350 Unemployment Insurance	5,006.54
60400 Payroll Processing Fees	1,897.98
60700 Worker's Compensation	1,297.01
60800 Employee Benefits	11,476.75
60850 Employee Reimbursements	4,617.56
Total 60000 Employee Payroll	**244,794.34**
61500 Subcontractor Expense	714.81
61600 Office Supplies & Expenses	2,438.67
61610 Postage & Shipping	575.30
Total 61600 Office Supplies & Expenses	**3,013.97**

	Total
61700 Computer and Internet Expenses	
61710 Website	1,314.54
61730 Software & Subscriptions	18,763.97
61750 Computer Supplies	198.23
Total 61700 Computer and Internet Expenses	**20,276.74**
63000 Marketing & Adverting Expenses	
63200 Marketing Consultant	3,750.61
63400 Advertising	341.49
63500 Public Relations	3,990.00
63600 Marketing Other	16,271.96
Total 63000 Marketing & Adverting Expenses	**24,354.06**
64100 Professional Fees	
64120 Finance	30,683.93
64130 Legal Fees	8,564.69
64140 IT Services	9,536.74
Total 64100 Professional Fees	**48,785.36**
64200 Licenses & Permits	
64210 Certifications & Filings	2,270.00
64211 Taxes & Fees	837.00
Total 64200 Licenses & Permits	**3,107.00**
64300 SGA Meals and Entertainment	2,735.37
64400 Dues & Licenses	591.94
64500 Insurance	570.88
64600 Vehicle Expense	137.23
65000 Rent Expense	88,053.28
65100 Utilities	7,326.48
66000 Travel Expense	
66100 SGA Transportation	9,420.25
66200 SGA Lodging	4,707.65
66300 SGA Travel Meals	131.32
Total 66000 Travel Expense	**14,259.22**
68000 Bank Charges	191.82
68010 Stripe Fees	187.37
Total 68000 Bank Charges	**379.19**
69700 Depreciation Expense	845.00
Total S, G & A	**459,944.87**
Total Expenses	**1,201,376.56**
NET OPERATING INCOME	-1,178,370.66
OTHER INCOME	
41000 Grant Income	29,422.05
41150 SpaceForce Grant	825,000.00
Total 41000 Grant Income	**854,422.05**

	Total
70200 Credit Card Cash Back	2,153.20
Total Other Income	**856,575.25**
OTHER EXPENSES	
80100 Interest Expense	12,215.37
Total Other Expenses	**12,215.37**
NET OTHER INCOME	844,359.88
NET INCOME	**$ -334,010.78**

Statement of Cash Flows by Month YTD

January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
OPERATING ACTIVITIES													
Net Income	-46,436.21	-276,312.55	-103,214.88	-117,099.50	-159,462.00	-132,731.29	-146,997.06	-158,668.44	108,010.74	-175,482.01	-84,333.10	-173,450.23	-1,466,176.53
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
11000 Accounts Receivable		-364.32	364.32						0.00				0.00
14000 Payroll Asset	0.00		0.00	0.00	0.00	0.00	0.00	0.00	0.00				0.00
21100 Credit Cards:Middlesex Cr Card at Elan -4193	14,311.68	26,291.04	-23,078.08	12,727.83	-27,103.07	23,000.22	14,946.77	-20,427.25	-8,424.73	-12,643.89	43,488.07	-4,525.59	38,563.00
21200 Credit Cards:Capital One CC	3,166.19	1,310.06	1,077.08	-491.83	-3,194.96	-527.26	1,955.81	-171.50	-2,200.83	11,756.83	-11,962.88	19,934.33	20,651.04
23200 Other Current Liabilites:Payroll Liabilities	0.00	-579.81	-363.00	-12.15	104.86	-87.98	0.00	1,062.94	972.46	-2,500.25	14,524.32	2,920.43	16,041.82
23210 Other Current Liabilites:Payroll Liabilities:Direct Deposit Liabilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00				0.00
23220 Other Current Liabilites:Payroll Liabilities:MERIT Payroll Deductions					0.00	0.00	0.00	-1,062.94	1,062.94	0.00	586.95	-586.95	0.00
25100 Related Party Debt:Rel. Party Loan - altE			-3,000.00										-3,000.00
25200 Related Party Debt:Shareholder Loan								-146,400.49					-146,400.49
Direct Deposit Payable									0.00	0.00	0.00	0.00	0.00
Payroll Liabilities:ME Employment Taxes										0.00			0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,477.87**	**26,656.97**	**-24,999.68**	**12,223.85**	**-30,193.17**	**22,384.98**	**16,902.58**	**-166,999.24**	**-8,590.16**	**-3,387.31**	**46,636.46**	**17,742.22**	**-74,144.63**
Net cash provided by operating activities	**-28,958.34**	**-249,655.58**	**-128,214.56**	**-104,875.65**	**-189,655.17**	**-110,346.31**	**-130,094.48**	**-325,667.68**	**99,420.58**	**-178,869.32**	**-37,696.64**	**-155,708.01**	**-1,540,321.16**
INVESTING ACTIVITIES													
17000 Vehicles & Machinery						-3,500.00					-6,400.00		-9,900.00
Net cash provided by investing activities	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-3,500.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-6,400.00**	**0.00**	**-9,900.00**
FINANCING ACTIVITIES													
28260 External Debt:MTI Note 2024					250,000.00								250,000.00
28300 External Debt:2024 Convertible Note - BBD		500,000.00											500,000.00
28310 External Debt:2024 Convertible Note - DW			25,000.00										25,000.00
28320 External Debt:2024 Convertible Note - PA					75,000.00								75,000.00
28330 External Debt:2024 Convertible Note - RS					25,000.00								25,000.00
28340 External Debt:2024 Convertible Note - JW					50,000.00								50,000.00
28350 External Debt:2024 Convertible Note - PM					100,000.00								100,000.00
28360 External Debt:2024 Convertible Note - JR					25,000.00								25,000.00
28370 External Debt:2024 Convertible Note - PT					25,000.00								25,000.00
28380 External Debt:2024 Convertible Note - DM					200,000.00								200,000.00
28390 External Debt:2024 Convertible Note - PLM					25,000.00								25,000.00
28400 External Debt:2024 Converitble Note - MC						25,000.00							25,000.00
28410 External Debt:2024 Convertible Note - AR							65,000.00						65,000.00
28420 External Debt:2024 Convertible Note - KR							25,000.00						25,000.00
28430 External Debt:2024 Convertible Note - BS								25,000.00					25,000.00
28440 External Debt:2024 Convertible Note - GT								25,000.00					25,000.00
28450 External Debt:2040 Convertible Note - TE												25,000.00	25,000.00
30200 Add'l Paid in Capital								146,400.49					146,400.49
30202 Opening Balance Equity			0.00										0.00
Net cash provided by financing activities	**0.00**	**500,000.00**	**25,000.00**	**0.00**	**775,000.00**	**25,000.00**	**90,000.00**	**196,400.49**	**0.00**	**0.00**	**0.00**	**25,000.00**	**1,636,400.49**
NET CASH INCREASE FOR PERIOD	**-28,958.34**	**250,344.42**	**-103,214.56**	**-104,875.65**	**585,344.83**	**-88,846.31**	**-40,094.48**	**-129,267.19**	**99,420.58**	**-178,869.32**	**-44,096.64**	**-130,708.01**	**86,179.33**

bluShift Aerospace, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-334,010.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	0.00
14000 Payroll Asset	0.00
21100 Credit Cards:Middlesex Cr Card at Elan -4193	12,433.98
21200 Credit Cards:Capital One CC	2,580.54
23200 Other Current Liabilites:Payroll Liabilities	497.31
23210 Other Current Liabilites:Payroll Liabilities:Direct Deposit Liabilities	0.00
25100 Related Party Debt:Rel. Party Loan - altE	54,028.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**69,540.19**
Net cash provided by operating activities	**$ -264,470.59**
INVESTING ACTIVITIES	
18000 Accumulated Depreciation	845.00
Net cash provided by investing activities	**$845.00**
FINANCING ACTIVITIES	
29300 SAFE Note Payable:2023 WeFunder SAFE Note	135,173.76
29400 SAFE Note Payable:2023 Capitalize Funding	92,050.00
30300 RSA	7,579.39
Net cash provided by financing activities	**$234,803.15**
NET CASH INCREASE FOR PERIOD	**$ -28,822.44**
Cash at beginning of period	60,593.74
CASH AT END OF PERIOD	**$31,771.30**

bluShift Aerospace, Inc
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Common Stock	1,000.00	1,000.00
Additional Paid-in Capital	311,046.15	164,645.66
RSA	7,579.39	7,579.39
Retained Earnings	(2,344,658.92)	(2,010,648.14)
Net Income (Loss)	(1,466,176.53)	(334,010.78)
Total Equity	**(3,491,209.91)**	**(2,171,433.87)**

bluShift Aerospace, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

bluShift Aerospace, Inc (the "Company") is a corporation organized on October 10, 2014 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.